March 28, 2016

VIA EDGAR

RE: FORUM FUNDS

Exceed Defined Shield Index Fund

Exceed Defined Hedge Index Fund

Exceed Defined Enhancement Index Fund (The "Funds")
(FileNos.811-03023 and 002-67052)

Dear Ms. Larkin:

On January 29, 2016, Forum Funds ("Registrant") filed Post-Effective Amendment No. 521 ("PEA 521") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Funds' prospectus, statement of additional information, and Part C (accession number 0001435109-16-001300) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Monday, March 14, 2016 regarding PEA 521 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrently with this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS

Comment 1: Please confirm that acquired fund fees and expenses are appropriately excluded (i.e., less than one basis point) from the Funds' Fees and Expenses tables in light of the Funds' ETF holdings.

Response: Registrant confirms that the expenses incurred as a result of the Funds' investments in underlying funds, as the portfolios are currently constructed, do not amount to a level that would require disclosure in the Funds' Fees and Expenses tables (i.e., less than one basis point).

Comments 2: In the Fees and Expenses tables, please explain why the "Other Expenses" are so high and state whether such expenses are expected to remain high.

Response: The largest contributor to "Other Expenses" is a 1.89% "offering costs," which includes fees associated with, for example, initial Blue Sky registration filings, costs of printing the initial Registration Statement, and other implementation fees. The offering costs will be amortized in full over the first 12 months of the Funds' operations. Average net assets for the period were also low. Fixed expenses on low net assets result in a high expense ratio. This is expected to decrease, as average net assets have increased without a corresponding increase in the Funds' expenses comparable to the increase in assets.

Comment 3:In footnote 2 to the Fees and Expenses table for each Fund, please conform the disclosure to the phraseology used in Form N-1A. Specifically, revise "Net Annual Fund Operating Expenses" to state "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement."

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 4: The disclosures in the Funds' Principal Investment Strategies suggest that portfolio turnover for the Funds may be high. If accurate, please consider adding the appropriate risk disclosure in the Principal Investment Risks regarding high portfolio turnover.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 5: In the Principal Investment Strategies for each Fund, please include a statement regarding how often the respective indices are rebalanced and reconstituted. In the event that an index is rebalanced and/or reconstituted, explain the impact on the Fund seeking to track the index.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 6: Please consider replacing the term "protect" in the Principal Investment Strategies for each Fund due to the Staff's concerns with using potentially misleading terms in fund disclosures, as reflected in the SEC's Division of Investment Management Guidance Update dated November 2013.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 7: Please supplementally state the basis on which a Fund may rely to invest up to 20% of its assets in ETFs, as set forth in the Principal Investment Strategies, in contravention of the limitations imposed by Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended ("1940 Act").

Response: To the extent that the Funds invest in ETFs in excess of the limitations imposed by Section 12(d)(1)(A) of the 1940 Act, the Funds will invest in accordance with the exemptive provisions of Section 12(d)(1)(F) of the 1940 Act. In addition, many ETFs have received exemptive relief from the SEC to permit other registered investment companies, such as the Funds, to invest beyond these limits, subject to certain conditions.

Comment 8: In the Principal Investment Risks, please consider whether the addition of a Government Securities Risk is necessary or appropriate.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 9: Please represent supplementally that the Funds' disclosures pertaining to derivatives are not overly vague or generalized. Reference, specifically, Barry Miller's letter to the Investment Company Institute dated July 30, 2010 ("ICI Letter"), and the SEC's Division of Investment Management's Guidance Update dated July 2013 ("IM Guidance").

Response: Registrant confirms that the Fund's disclosures pertaining to derivatives are not overly vague or generalized in accordance with the ICI Letter and IM Guidance.

Comment 10: Please reference the term "derivative" in the Funds' principal investment strategies, as appropriate, to ensure that "Derivatives Instrument Risk" is not the first reference to the term "derivative."

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 11: In the Principal Investment Risks, please enhance the "Exchange-Traded Funds Risk" to reference the fact that an ETF may trade at a discount.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 12: In the Principal Investment Risks, please enhance the "Non-Diversification Risk" to describe the effects of non-diversification, consistent with Item 4(b)(1)(iv) of Form N-1A.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 13: Please supplementally explain why the Funds are considered to be "passively managed," as set forth in the "Passive Management Risk" in the Funds' Principal Investment Risks, given that the Funds may invest up to 20% of their respective investments in non-index investments (e.g., ETFs that do not comprise the applicable index).

Response: Passive management generally refers to a strategy whereby a fund seeks to track the performance of an index. Pursuant to Rule 35d-1 and each Fund's principal investment strategy, each Fund is required to invest at least 80% of its respective net assets, directly or indirectly, in the components of the particular index that the Fund is designed to replicate. Each Fund is considered to be "passively managed," as the Advisor replicates the holdings that comprise each index in making investment decisions for the Funds. With respect to the other 20% of each Fund's portfolio, this basket will generally be comprised of securities that, while not components of the applicable index, nonetheless seek to track the applicable index. Even with the 20% basket, the Advisor and Subadvisor generally purchase assets that are designed to help each Fund track its applicable index. "Passive Management Risk" refers to the risk attendant in the portion of each Fund's investments within its principal investment strategy.

Comment 14: In the Principal Investment Strategies for the Exceed Defined Hedge Index Fund, please add a plain English description of how the Fund may be exposed to 150% of the gains in the S&P 500 Index and state that such exposure is considered to be leverage, if appropriate.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 15: In the section entitled "Additional Information Regarding Principal Investment Strategies" for each Fund, include a statement referencing the requirement to provide 60 days' notice to shareholders in advance of any change to the Funds' 80% investment policy.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 16: In the section entitled "Additional Information Regarding Principal Investment Strategies" for each Fund, include a statement explaining how the Adviser determines which securities to buy and sell (outside of the Funds' 80% policies) in accordance with Item 9(b)(1) of Form N-1A. In addition, please describe the Funds' temporary defensive positions with respect to the portion of the Funds' assets outside of the 80% policy in accordance with Item 9(b)(1), Instruction 6, of Form N-1A.

Response: Registrant has revised the disclosure to discuss how the Advisor determines which securities to buy and sell outside of each Fund's 80% policy. Because the Funds intend to replicate the relevant indices with close to 100% of the assets it manages, the Funds would only expect to exhibit any defensive posture contemplated by the relevant index.

Comment 17: In the section entitled "Additional Information Regarding Principal Investment Strategies" for each Fund, please revise the paragraph relating to "smart beta" strategies to be more plain English, to the extent possible.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 18: Please explain supplementally why a subadviser is believed to be necessary for an index fund.

Response: Each index calls for investment in fixed income securities, among other asset classes. The Funds' Advisor believes that its Subadvisor's expertise in selecting and managing a fixed income portfolio may produce a benefit to Fund shareholders from having a more experienced fixed income manager advise that portion of the Funds' portfolios. As such, the Subadvisor undertakes detailed credit analyses of the securities in the applicable index in an effort to best match the index characteristics and limit tracking error. The Subadvisor may alternatively identify ETFs that provide exposure to the investment-grade fixed income securities that comprise the applicable index.

Comment 19: Please explain supplementally why the Adviser believes that the nature of the Funds' investments does not lend itself to market timing activity, as set forth in the section entitled "Frequent Trading."

Response: The Funds primarily invest in (1) liquid options based on the S&P 500 Index, and (2) short-term investment grade fixed-income securities. The cut-off time for purchasing shares of the Funds is at, or prior to, the closing of the respective markets on which such securities trade. As such, there is no opportunity for investors to take advantage of a stale price quote for a Fund position and disadvantage Fund shareholders.

Comment 20: Please confirm that the Funds impose a redemption fee of 1% on shares redeemed within 30 days of purchase. If accurate, please revise the Funds' Fees and Expenses tables to be consistent with the disclosure in the section entitled "Frequent Trading."

Response: Registrant confirms that the Funds impose a redemption fee of 1% on shares redeemed within 30 days of purchase. Registrant has revised the Fees and Expenses tables for the Funds consistent with the Staff's comment.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

__________________________

Zachary R. Tackett

cc: Stacy L. Fuller, Esq.

K&L Gates LLP